Exhibit 99.1

Fanhua Announces Annual Cash Dividend

GUANGZHOU, China, April 20, 2017 (GLOBE NEWSWIRE) - Fanhua Inc. ( “Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced that its board of directors (the “Board”) had declared an annual cash dividend of US$0.006 per ordinary share, or US$0.12 per American Depositary Share (“ADS”), amounting to a total of approximately US$7.4 million, which represents 32.8% of the Company’s audited net income attributable to shareholders for the year 2016. The dividend will be payable on or around May 18, 2017 to shareholders of record on May 8, 2017. The dividends to be paid to the ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The dividend payment is part of the regular cash dividend policy that the Board approved on February 28, 2017, which provides for an annual cash dividend to shareholders of no less than 30% the Company’s audited net income attributable to shareholders in the previous year.

Commenting on the cash dividend, Fanhua’s Chief Executive Officer, Mr. Chunlin Wang, said, “We are committed to maximizing shareholder value. We had strong growth momentum in 2016 which proved the effectiveness of our growth strategies. We are confident in our ability to generate strong profits in the next few years and deliver attractive long-term returns to our shareholders.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad App, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2017, our distribution and service network consisted of 31 insurance agencies, two insurance brokerages and three claims adjusting firms, with 959 sales and service outlets covering 29 provinces.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com